U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
 Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
    Richard D. Surber
    268 West 400 South, Suite 300
    Salt Lake City, Utah 84101

2. Issuer Name and Ticker or Trading Symbol:
    Nexia Holdings, Inc..
    OTC-Bulletin Board Symbol = NXIA

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
    January 2003

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  __x___ Director                    ___x____10% Owner

  __x___ Officer(give title below)   ________Other (specify below)

Shareholder former Director

                   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.Title of
 Security       2. Transaction   3. Transaction  4. Securities Acquired (A)       5. Amount of     6.
Ownership      7. Nature
(Instr. 3)          Date             Code           or Disposed of (D)             Securities          Form:         of
Indirect
                 (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)         Beneficially       Direct (D) or
   Beneficial
                                                                                  Owned at End        Indirect (I)      Ownership
                                                                                   of Month           (Instr. 4)       (Instr. 4)
                                                                                 (Instr. 3 and 4)
                                                               (A) or
                                     Code     V       Amount    (D)    Price


Common Stock       January 13, 2003    P      V       225,000   A      $0.005        *                 D&I
                                                                                                                       President of
                                                                                                                    Hudson Consuling
                                                                                                                     Group, Oasis
                                                                                                                     International
                                                                                                                     Hotel & Casino
                                                                                                                 Wichita Development
                                                                                                                        Corporation
                                                                                   105,627,531


Reminder:  Report on a separate line for each class of securities beneficially owned directly or
indirectly.              (Over)
                                                              (Print or Type Responses)                              SEC 1474
(8-92)




FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)


1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7.
Title and       8. Price
   Derivative Exercise Price of  Date (Month/           action      Derivative       Exercisable and
Amount of            of
   Security     Derivative        Day/Year)             Code        Securities      Expiration Date
Underlying          Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/         Securities
  ative
                                                                    Disposed of (D)    Day/Year)      (Instr. 3 and 4)
Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares





                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Month            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:

* Mr. Surber personally purchased the 150,000 shares in an open  market Transaction.  On November 8, 2002 Mr. Surber owned directly and indirectly 269,392,540 shares. As a result of the January 8th 2003 pro rata distribution by Axia Group, Inc. to Axia shareholders of the 255,100,000 Nexia shares that Axia Group, Inc owned, Mr. Surber now beneficially owns
105,627,531 shares directly and indirectly.  This number is subject to revision due to the distribution of Nexia shares.


** Intentional misstatements or omission of facts constitute
         Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/ Richard D. Surber                              January 15, 2003
     -------------------------                                -------------
  **Signature of Richard Surber                                  Date



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
                                                                         Page 2
                                                               SEC 1474 (8-92)